FRANKLIN MUTUAL SERIES FUNDS

101 John F. Kennedy Parkway

Short Hills, NJ 07078

December 18, 2014

Via EDGAR Transmission

Karen Rossotto, Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

RE:      Franklin Mutual Series Funds (the “Registrant”)

            File Nos. 033-18516 and 811-05387

Dear Ms. Rossotto:

On behalf of the above-referenced Registrant, pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “1933 Act”), the undersigned hereby submits to the U.S. Securities and Exchange Commission (the “Commission”) this application for the withdrawal of Post-Effective Amendment No. 52 as filed with the Commission on November 14, 2014 (the “Amendment”) to the registration statement (the “Registration Statement”) of the Registrant on Form N-1A under the 1933 Act and the Investment Company Act of 1940.  The Amendment had been submitted in order to register shares of the Franklin Mutual Recovery Fund (the “Fund”) under the 1933 Act.  The Amendment was filed on EDGAR submission type 485APOS, which was accepted via the EDGAR system at 1:22 p.m. on November 14, 2014 (Accession No. 0000825063-14-000034).  Subsequent to the filing of the Amendment with the Commission, the Registrant has determined not to proceed with the registration of the Fund and its shares.  The Amendment has not become effective and shares of the Fund have never been offered to the public.

Therefore, the Registrant respectfully submits this application for withdrawal of the Amendment (Accession No. 0000825063-14-000034) filed under the EDGAR submission type 485APOS.  If you have any questions, please contact Amy C. Fitzsimmons at (215) 564-8711.

Very truly yours,

/s/STEVEN J. GRAY

Steven J. Gray

Secretary and Vice President

Franklin Mutual Series Funds

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